PROMISSORY NOTE

$5,000,000.00

Atlanta, Georgia
December 30, 2010

FOR VALUE RECEIVED, the undersigned **MOUNTAIN TRACE NURSING ADK, LLC**, an Ohio limited liability company (referred to herein as "Maker"), promises to pay to the order of **THE PIEDMONT BANK** ("Bank"), the principal sum of **FIVE MILLION AND NO/100THS DOLLARS ($5,000,000.00)**, or so much thereof as may, from time to time, be advanced and outstanding hereunder, in lawful money of the United States, payable at the principal office of Bank in Norcross, Georgia, or such other place or to such other person as the holder hereof may from time to time designate in writing, together with interest, in arrears, from the date hereof on said principal sum or so much thereof as may, from time to time, be advanced and outstanding hereunder computed on the outstanding principal balance from day to day on the basis of a 360-day year for the actual number of days in each interest period at the fixed interest rate of **SEVEN PERCENT (7.00%)** per annum.

The principal balance of this Note shall conclusively be deemed to be the unpaid principal balance appearing on the Bank's records unless such records are manifestly in error.

This Note shall be paid in five (5) successive monthly installments of principal and interest in the amount of **THIRTY FIVE THOUSAND THREE HUNDRED THIRTY NINE AND 00/100THS DOLLARS ($35,339.00)**, with such payment amount being computed on a twenty five (25) year amortization, commencing January 30, 2011, and continuing on the same day of each and every month thereafter (except the February payment shall be due on the last day of February), with a final balloon payment of any and all accrued but unpaid interest and outstanding principal due on **JUNE 30, 2011**, unless required to be sooner paid pursuant to the provisions set forth hereinbelow or in the other Loan Documents, as hereinafter defined (the "Maturity Date"). If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or legal holiday under the laws of the State of Georgia, such payment shall be made on the next succeeding business day, and such extension of time shall in such case be included in computing interest due in connection with such payment.

Payments as made shall be applied first to the payment of any applicable default charges, then to accrued and unpaid interest on the outstanding principal sum, and the balance of said payment shall be applied to principal. Principal, interest, and default charges shall be payable in lawful money of the United States of America.

This Note may be prepaid in whole or in part at any time or from time to time without penalty.

This Note is secured by, inter alia, a Deed of Trust, dated of even date herewith given by the undersigned in favor of Bank (the "Deed of Trust"), pursuant to which the undersigned has conveyed all of its interest in certain real property located in Jackson County, Georgia and the improvements located or to be located thereon (the "Property"), as security for the indebtedness

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evidenced by this Note, together with certain other loan documents referred to in said Deed of Trust (the "Loan Documents"). Should any installment of principal or interest or any other sums as required by this Note or said Deed of Trust not be paid in full when due subject to the notice and right to cure period specified in the Deed of Trust, or should there occur a "Default" or an "Event of Default" under and as defined in the Deed of Trust or the other Loan Documents (any such event being hereinafter referred to as an "Event of Default" for purposes of this Note) which is not cured within the applicable cure period after notice, then and in any such event the entire unpaid principal sum evidenced by this Note, together with all interest accrued thereon, shall, at the option of the holder and without notice or demand to the undersigned, become due and may be collected forthwith, time being of the essence of this Note. It is further agreed that the failure of the holder to exercise this right of accelerating the maturity of the debt, or any other indulgence granted from time to time, shall in no event be considered as a waiver of such right of acceleration or estop the holder from exercising such right during the pendency of any such Event of Default hereunder or under the Deed of Trust or other Loan Documents or in the event of any subsequent Event of Default hereunder or thereunder.

Any and all notices, elections, demands, requests and responses thereto permitted or required to be given under this Note shall be in writing, signed by or on behalf of the party giving the same, and shall be delivered personally, by recognized overnight courier service, or, if mailed, sent by certified United States, Mail, postage prepaid, to the other party at the address of such other party as set forth below or at such other address within the continental United States as such other party may designate by notice given in accordance herewith (provided, however, that no notice of change of address shall be effective until the date of receipt thereof). The effective date of such notice shall be the sooner to occur of the date of actual receipt, regardless of the method of delivery, or the date which is two (2) business days after the date on which the notice is postmarked by the United States Postal Service. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice was given as prescribed herein shall not affect the effective date of such notice, demand, request or communication sent as aforesaid. Delivery to a party or to any officer, partner, agent, or employee of such party at the designated address shall constitute effective delivery for purposes hereof. The party providing notice hereunder shall use its best efforts to send copies of any notices to the parties referenced herein to receive copies, but failure to send or deliver said notices to a party to be copied only shall in no way affect the validity or the effective date of the notice to the party designated for primary notice. Any such notice, election, demand, request, or response shall be addressed as follows:

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If to Maker:	Mountain Trace Nursing ADK, LLC
	c/o AdCare Health Systems, Inc.
	5057 Troy Road
	Springfield, OH 45502
	Attn: CFO

If to Bank:	The Piedmont Bank
	5100 Peachtree Parkway
	Norcross, GA 30092
	Attn: Monty G. Watson, President
with a	
copy to:	Andersen, Tate & Carr, P.C.
	One Sugarloaf Centre
	1960 Satellite Boulevard, Suite 4000
	Duluth, GA 30097
	Attn: Michael J. Hay, Esq.

The undersigned agrees that if, and as often as, this Note is placed in the hands of an attorney for collection, or to defend or enforce any of the holder's rights under the Loan Documents, the undersigned shall pay to the holder reasonable attorney's fees actually incurred, together with all court costs and other reasonable expenses paid by such holder.

And each of us, whether maker, endorser, guarantor, or surety, hereby severally (i) waives and renounces, for himself and family, any and all homestead and exemption rights either of us, or the family of either of us, may have under or by virtue of the United States Constitution or laws of Georgia, or any other State, or the United States, as against this debt or any renewal thereof; and (ii) jointly and severally grants, conveys, transfers and assigns to the holder hereof all of the undersigned's right, title and interest in and to said exemption rights and the proceeds thereof as further security for the payment of the indebtedness secured by said Deed of Trust, and do hereby direct any trustee in bankruptcy having possession of such homestead or exemption to deliver to the holder hereof a sufficient amount of property or money set apart as exempt to pay the indebtedness evidenced hereby, or any renewal or modification thereof.

Except as otherwise provided herein, the undersigned and all endorsers, sureties and guarantors of this Note do severally waive presentment for payment, demand, protest and notice of nonpayment, or dishonor and of protest, and of the exercise of any option hereunder or under the documents evidencing, securing or relating to the indebtedness evidenced by this Note, and agree that, without notice to any of them and without discharging any of them, this Note may be from time to time extended or renewed for any term or terms by agreement between the holder hereof and the undersigned. All parties consent to any extension of time (whether one or more) of payment hereof, or any release of all or any part of the security for the payment of this obligation. Any such extension or release may be made without discharging any such party's liability hereunder.

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Whenever reference is made herein to "the undersigned," "Maker," "Bank," or, "holder," such reference shall be deemed to refer to and include the heirs, executors, legal representatives, successors and assigns thereof, the same as if in each case expressed, it being expressly agreed that the rights and obligations of all parties named herein or liable hereunder shall inure to the benefit of and be binding upon such parties and their respective heirs, executors, legal representatives, successors and assigns. The obligations of Maker herein are joint and several.

This Note has been negotiated, executed, sealed and delivered in Lawrenceville, Georgia, and it is the intention of Maker and Bank that this Note be construed, governed and enforced in every respect in accordance with the substantive laws of the State of Georgia, and Maker hereby consents to the jurisdiction of the federal and state courts of Georgia for the resolution of any matters relating to this Note.

The remedies of the holder hereof as provided herein, or in the Deed of Trust or the Loan Documents, or at law or in equity shall be cumulative and concurrent, and may be pursued singly, successively, or together at the sole discretion of the holder hereof, and may be exercised as often as occasion therefor shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release thereof. This Note may not be modified or terminated orally but only by agreement or discharge in writing and signed by the Maker and the party who is the owner and holder of this Note at the time endorsement of any waiver, modification or discharge is sought. All of the rights, privileges and obligations hereof shall inure to the benefit of and bind the respective successors and assigns of the parties hereto.

The obligation of the undersigned to make or cause to be made the payments required hereunder shall be absolute and unconditional. The undersigned shall pay or cause to be paid without abatement, diminution, postponement or deduction (whether for taxes or otherwise) regardless of any cause or circumstance whatsoever, including, without limitation, any defense, set-off, recoupment or counterclaim which the undersigned may have or assert against the holder hereof.

At its option, Bank may charge and collect a "late charge" not to exceed an amount equal to five percent (5%) of any installment or other payment due hereunder, under the Deed of Trust, or under the other Loan Documents, which is not paid within ten (10) days after the due date thereof, such charge to be due at the time of payment of the next succeeding installment following notification of assessment by Bank, and such charge to be assessed at Bank's option regardless of whether Bank shall have given notice of failure to pay to the undersigned. Commencing on the date of any Event of Default under this Note, the Deed of Trust, or any of the other Loan Documents, the undersigned further promises to pay, on each date that a payment on this Note is due and regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby as set forth herein, interest on the outstanding principal balance of this Note at the interest rate equal to sixteen percent (16%) per annum on the daily outstanding principal balance of this Note from the date of such Event of Default through the date of cure thereof, such default interest being due and payable together with and in the same manner as interest as hereinabove provided; provided that any such interest which has accrued shall be paid

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at the time of and as a condition precedent to the curing of any Event of Default.

It is the intention of the undersigned and the holder to conform strictly to the usury laws now or hereafter in force, and any interest payable hereunder, under the Deed of Trust, or under the other Loan Documents shall be subject to reduction to the amount not in excess of the maximum non-usurious amount allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction over such matters. In the event the maturity of this Note is accelerated by reason of any provision of this Note or by reason of an election by the holder hereof resulting from an Event of Default (or an event permitting acceleration) under the Deed of Trust or other Loan Documents, voluntary prepayment by the undersigned, or otherwise, then earned interest may never include more than the maximum amount permitted by law, computed from the dates of each advance of loan proceeds hereunder until payment, and any interest in excess of the maximum amount permitted by law shall be canceled automatically and, if theretofore paid, shall at the option of the holder hereof either be rebated to the undersigned or credited on the principal amount of this Note or if all principal has been repaid, then the excess shall be rebated to the undersigned.

Time is of the essence with respect to this note.

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IN WITNESS WHEREOF, the undersigned has executed, sealed, and delivered this Note the date and year first above written.

MAKER:

MOUNTAIN TRACE NURSING ADK, LLC,

an

Ohio limited liability company



By:_____(SEAL)

Christopher F. Brogdon, Manager

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